Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 13, 2021

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	MANAGER DIRECTED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Ms. Fettig:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Staff’s review of the recent Form N-CSR and Form N-CEN filings for the Hood River Small-Cap Growth Fund (the “Fund”). For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses.
Comments with respect to Form N-CEN for the period ended June 30, 2021:
1.Staff Comment: The Staff notes that the Trust did not provide a response to Item C.20.b-c. The Staff reminds the Trust to respond to all items in future filings.
Response: The Trust confirms that the Fund did not engage in interfund lending and did not engage in interfund borrowing. In addition, Trust confirms that it will respond to all items in future Form N-CEN filings.
2.Staff Comment: The Staff notes that the Trust’s responses to Items C.8.a-d. were “No,” but these should have been a “Yes.”
Response: The Trust confirms that responses to Items C.8.a-c should have been “Yes.” Item C.8.d was accurately answered “No,” as expenses previously waived were not recouped during the period. In addition, the Trust confirms that it will accurately respond to these items in future Form N-CEN filings.
3.Staff Comment: The Staff notes that the Trust’s response to Items C.6.f and C.6.g. were “N/A,” but these seem applicable to the Fund.
Response: The Trust confirms that for Item C.6.f, the monthly average of the value of portfolio securities on loan during the reporting period was $160,293,993; for Item C.6.g, the net income from securities lending activities was $753,012. In addition, the Trust confirms that it will accurately respond to these items in future Form N-CEN filings.
4.Staff Comment: The Staff notes that the Trust did not provide a response to Items C.13.a.i-vi, but these should have been a “Yes,” as the Fund has a Shareholder Servicing Plan. The Staff reminds the Trust to respond to all items in future filings.
Response: The Trust confirms that Items C.13.a.i-vi should have been populated. Please see the completed table below. In addition, the Trust confirms that it will respond to all items in future Form N-CEN filings.

Item C.13. Shareholder servicing agents.
a.Provide the following information about each shareholder servicing agent of the Fund:

i.	Full name	U.S. Bancorp Fund Services LLC

ii.	LEI, if any, or provide and describe other identifying number	N1GZ7BBF3NP8GI976H15

Description of other identifying number

iii.	State, if applicable	WI

iv.	Foreign country, if applicable	US

v.	Is the shareholder servicing agent an affiliated person of the Fund or its investment adviser(s)?	No

vi	Is the shareholder servicing agent a sub-shareholder servicing agent?	No
Comments with respect to the Fund’s Annual Report for the period ended June 30, 2021:
1.Staff Comment: The disclosure related to the waiver and recapture agreement in the Financial Statements in the Annual Report dated June 30, 2021, the Prospectus dated October 31, 2021, and the Amended and Restated Expense Limitation Agreement dated February 9, 2021 (the “Agreement”) should be consistent. Please ensure that all descriptions of what is excluded from expense limit is consistent between the Annual Report, Prospectus, and the Agreement.
Response: The Trust confirms that it will consistently disclose the terms of the Agreement in future filings.
2.Staff Comment: Item 4(c) of Form N-CSR requires disclosure of the payment of tax fees by the Fund. In future filings, please describe the services covered by these tax fees.
Response: The Trust confirms that it will describe the specific services covered by these tax fees, including excise tax calculations, review of applicable tax returns, and review of tax equalization calculations, in future filings.
If you have any additional questions or require further information, please contact Alyssa Bernard at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,
/s/ Scott Ostrowski
Scott Ostrowski
President